U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                  FORM  12B-25                         0-6814
                                                                    CUSIP Number
                          NOTIFICATION OF LATE FILING               911805 10 9
                                  (Check One):

  [ ]  Form 10-K and Form 10-KSB   [ ]Form 20-F   [ ] Form 11-K    [X] Form 10-Q
and 10-QSB   [ ]Form  N-SAR

     For  Period  Ended:  March  31,  2004
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:

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     Read  Attached  Instruction  Sheet  Before  Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If  the  notification relates to a portion of the filing checked above, identify the  Items(s)  to  which  the  notification  relates.
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PART  I  -  REGISTRANT  INFORMATION

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Full  name  of  Registrant:     U.S.  ENERGY  CORP.

Former  Name  if  Applicable:   N/A

Address of Principal Executive Office (Street and Number):

                                877  NORTH  8TH  WEST
City,  State  and  Zip  Code:   RIVERTON,  WY  82501


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Part  II  -  Rules  12b-25(b)  and  (c)

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If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
  X       filed  on  or  before  the  fifteenth  calendar  day  following  the
 --- prescribed due date; or the -- subject quarterly report or transition report on Form 10-Q, or portion thereof -- will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part  III  -  Narrative

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State  below  in  reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     From January 2004 into early May 2004, the Chief Financial Officer of U.S. Energy Corp. ("USE or the "Company") and his support staff have been required to devote extensive time to the Company's subsidiary Rocky Mountain Gas, Inc. taking over operations and accounting for the coalbed methane gas field purchased from Hi-Pro Production, LLC "Hi-Pro") in late January 2004. In addition, the CFO has been required to devote extensive time (including travel time) to working with outside counsel to prepare the Company's reply brief for filing with the 10th Circuit Court of Appeals in response to Nukem's appeal, in the ongoing litigation between the Company and Nukem.

     These extraordinary work requirements have resulted in the Company being unable to complete the consolidated financial statements for the first quarter ended March 31, 2004 by the Form 10-Q due date (May 17, 2004, because the formal due date of May 15, 2004 was a Saturday).

     The Company will file the Form 10-Q for first quarter 2004 on or before May 20, 2004 (the fifth calendar day following the May 15, 2004 due date.


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Part  IV  -  Other  Information

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     (1)  Name  and  telephone  number  of  person  to contact in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                               [ X ]Yes   [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ X ]Yes   [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the acquisition of the Hi-Pro coalbed methane properties in January 2004, there have been gas sales of $593,400 for the quarter ended March 31, 2004 as compared to gas sales of only $140,000 for the quarter ended March 31, 2003. Operating expenses associated with the production of coalbed methane also increased as a result of the purchase of the Hi-Pro properties. During the quarter ended March 31, 2004, costs and expenses relating to the production of coalbed methane were $741,400 as compared to $150,800 for the quarter ended March 31, 2003.

     During the quarter ended March 31, 2004, the Company recognized $279,200 in revenues from the sale of Ruby Mining Company stock while no similar revenues were recognized during the quarter ended March 31, 2003. During the quarter ended March 31, 2003, the Company recorded non-cash income of $1,615,600 as the cumulative effect of an accounting change as a result of the adoption of SFAS
143. No revenue recognition as a result of accounting changes was recorded by the Company during the quarter ended March 31, 2004.


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                                U.S. ENERGY CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     May  18,  2004          By:      /s/   Robert  Scott  Lorimer
       -----------------              ---------------------------------
                                           ROBERT  SCOTT  LORIMER,
                                           VP  Finance,  Treasurer  and
                                           Chief  Financial  Officer


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